1180 Seminole Trail, Suite 495
Charlottesville, VA 22901
(434) 422-9800

April 6, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Adial Pharmaceuticals, Inc. Registration Statement on Form S-3 File No: 333-263037 Request for Acceleration

Ladies and Gentlemen:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended (File No. 333-263037), to become effective on Friday, April 8, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ William B. Stilley III
Name: William B. Stilley III Title: Chief Executive Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Patrick J. Egan, Esq., Blank Rome LLP